July 28, 2015

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, DC 20549

Dear Mr. Volley:

We thank you for your comment letter dated July 14, 2015 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.	Please revise future filings to present a roll forward of the carrying amount of the non-controlling interest for each subsidiary identifying net income, contributions from and to owners, and any other significant items. Please provide us with your proposed disclosures.

We will add the following disclosure in the Management’s Discussion and Analysis Condition and Results of Operations section:

	Pegasus	CBC	Total
	Funding	Settlement	Non-Controlling
	LLC	Funding, LLC	Interests
Balance 9/30/12	$31,000	—	$31,000
Non-controlling interest – Net income FY 2013	406,000	—	406,000
Distributions to Non-controlling Interests FY 2013	(621,000)	—	(621,000)

Balance 9/30/13	(184,000)	—	(184,000)
Non-controlling interest – Net income FY 2014	458,000	$70,000	528,000
Distributions to Non-controlling Interests FY 2014	(1,057,000)	-0-	(1,057,000)

Balance 9/30/14	($783,000)	$70,000	($713,000)

2.	Please tell us and revise future filings to disclose the relevant facts and circumstances related to the $1,057,000 distribution to a non-controlling interest.

The distribution to non-controlling interest is the distributions made to the 20% non-controlling interest owners of Pegasus Funding, LLC (“Pegasus Funding”). The distribution is based upon the profitability of the closed personal injury cases based upon the formula included in the operating agreement signed December 28, 2011, as revised. The distributions are based upon the profitability of the closed cases, less 20% of overhead expenses of the Pegasus Funding, operating unit, less 20% of write offs of personal injury cases deemed to be lost. The 20% write off amount is deducted directly from the distribution amount. No distributions have been made to CBC Settlement Funding, LLC (“CBC”) .

Structures settlement income, page 38

3.	You disclose that you recognized $2.8 million of unrealized gains on structured settlements. Please tell us in detail and revise future filings to provide additional information on the underlying factors that led to the change in the fair value of structured settlements for each period presented in your filing.

The unrealized gains of $2.8M for the year ended September 30, 2014 pertains to unrealized gain on structured settlements of CBC for the nine month period ended September 30, 2014, as CBC was acquired on December 31, 2013. There are no comparable results for the prior year. Please refer also to Note R (included under question 7) for discount rate assumption and other disclosures related to the valuation of the CBC structured settlements.

Results of Operations

Impairments, page 39

4.	You disclose on page 39 that you recorded significant impairment charges on the Great Seneca Portfolio and the medical receivable asset class during the year ended September 30, 2014. Please tell us and revise future filings to provide additional detail to allow an investor to clearly understand the reasons and triggers related to the timing and amount of impairment recorded.

The Great Seneca portfolio was purchased in March 2007. The portfolio was purchased on the secondary market and as such accounts included in the portfolio were 5 to 6 years old at the time of purchase. Purchasing portfolios on the secondary market was not a normal course of action for us at the time, as we primarily purchased accounts from the originator of the accounts. This action of purchasing from the secondary market played a role in the determination in March 2008 that we could no longer reasonably forecast cash collections and therefore switched the portfolio to the cost recovery method. Based upon the age of the Great Seneca portfolio in June 2014 (over seven years from our purchase date, and 12 to 13 years from the inception of the portfolio) the portfolio was clearly on the outer bounds of our collection forecasts. Based upon the significantly reduced collection forecast and the lower valuation of the judgments as they age, we determined an impairment of $14 million was necessary in June 2014.

The medical receivables were related to a market that we are no longer in. We exited the market in terms of financing such receivables in 2012 and impaired the portfolio and switched to the cost recovery method at that time. The collections continued to deteriorate and fell short of expectations by a significant margin and therefore we impaired the remaining value of the portfolio of $4.7 million in June 2014.

Notes to Consolidated Financial Statements

Note D – Acquisition of CBC (As Revised), page F-26

5.	We note your disclosure that the fair value of the non-controlling interest in CBC at the acquisition date was determined to be immaterial. Please provide us the valuation used to measure the fair value of the non-controlling interests. Also, provide supporting commentary that:

•	Identifies the most significant inputs and assumptions,

•	Provides a qualitative and quantitative discussion of the inputs and assumption to allow us to fully understand your valuation,

•	Provides specific evidence which supports the inputs and assumption, and

•	Provides a sensitivity analysis using reasonably likely alternatives for key assumptions.

Based on the terms of the CBC purchase agreement, on December 31, 2013, the fair value of the non-controlling interests is immaterial due to the following:

a.	The non-controlling interest parties were not contractually entitled to any distributions at December 31, 2013. If CBC were to liquidate on 12/31/13, the non-controlling interests would not be entitled to any distributions.

b.	The voting rights of the two principals is (20%) versus the voting rights of Asta (80%). Asta has control over what impacts its interest in CBC.

c.	The two principals are only entitled to 20% of the distributions after Asta receives $2.3 million in accordance with the purchase agreement.

d.	The future earnings have no determinate value because the cash flow is not assured and not reasonably determinable at the acquisition date.

e.	The Company prepared a discounted cash flow analysis over 10 years. Based on a sensitivity analysis performed with a 5.75% discount rate, a 5% growth factor, the non-controlling interest at 12/31/13 was determined to be immaterial.

Note E – Structured Settlements, page 27

6.	Please tell us and disclose in future filings the amount of purchased annuities recognized on your balance sheet at period end. To the extent the amount is significant, please tell us in detail and revise future filings to provide additional information regarding how you consider the different terms of annuities versus structured settlements in your fair value measurement. For example, if your annuities do not have a defined ending date, please discuss how this uncertainty impacts your measurement.

CBC purchases personal injury structured settlements that result in payments over time through an annuity policy. Most of the annuities acquired involve guaranteed payments with specific defined ending dates. CBC also purchases a small number of life contingent annuity payments with specific ending dates but the actual payments to be received could be less due the mortality risk associated with the measuring life. CBC records a provision for loss each period. The life contingent annuities are not a material portion of assets and revenue at September 30, 2014.

Note R – Fair Value of Financial Measurements and Disclosures, page F-40

7.	Based on your disclosure on page F-17 it appears you have elected to account for structured settlements using the fair value option. Please revise future filings to disclose all the information required by ASC 825-10-50-28 through 50-32. Specifically, disclose the reasons you elected the fair value option and the estimated amount of the gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses were determined. Please provide us with your proposed disclosures.

The following is disclosure information we will add to our filings:

We elected the fair value treatment under Section 825-10-28 through 50-32 to be transparent to the user regarding the underlying fair value of the structured settlement which is collateralized by the debt of CBC. The Company believes any change in fair value is driven by market risk as opposed to credit risk associated with the underlying structured settlement annuity issuer.

In addition, there are current disclosures throughout the Notes to the Consolidated Financial Statements that address the above as follows:

NOTE A — THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) – Page F-17

“7] Income recognition, Impairments and Accretable yield adjustments:

Income Recognition

“CBC purchases periodic payments under structured settlements and annuity policies from individuals in exchange for a lump sum payment. The Company elected to carry structured settlements at fair value. Unearned income on structured settlements is recognized as interest income using the effective interest method over the life of the related settlement. Changes in fair value are recorded in unrealized gain (loss) in structured settlements in our statements of income.”

N OTE E — STRUCTURED SETTLEMENTS – Page F-27

“CBC purchases periodic payments under structured settlements and annuity policies from individuals in exchange for a lump sum payment. The Company elected to carry the structured settlements at fair value. Unearned income on structured settlements is recognized as interest income using the effective interest method over the life of the related structured settlement. Changes in fair value are recorded in unrealized gain (loss) on structured settlements in the Company’s statements of income”

Structured settlements consist of the following as of September 30, 2014:

Maturity value	$64,852,000
Unearned income	(22,773,000)

Net carrying value	$42,079,000

Encumbrances on structured settlements as of September 30, 2014 are:

Notes payable secured by settlement receivables with principal and interest outstanding payable until June 2025(1)	$2,521,000
Notes payable secured by settlement receivables with principal and interest outstanding payable until August 2026(1)	5,363,000
Notes payable secured by settlement receivables with principal and interest outstanding payable until April 2032(1)	4,828,000
$22,000,000 revolving line of credit(1)	19,583,000

Encumbered structured settlements	32,295,000
Structured settlements not encumbered	9,784,000

Total structured settlements	$42,079,000

NOTE R — FAIR VALUE OF FINANCIAL MEASUREMENTS AND DISCLOSURES (Excerpts Related to CBC)

The following table sets forth the Company’s quantitative information about its Level 3 fair value measurements as of September 30, 2014:

	Fair Value	Valuation Technique	Unobservable Input	Rate
Structured settlements at fair value	$42,079,000	Discounted cash flow	Discount rate	5.5%

The changes in structured settlements at fair value using significant unobservable inputs (Level 3) during the year ended September 30, 2014 were as follows:

Balance at September 30, 2013	$0
Acquisition of CBC (see Note 5)	30,436,000
Total gains included in earnings	2,840,000
Purchases	9,808,000
Sales	—
Interest accreted	2,282,000
Payments received	(3,287,000)

Total	$42,079,000

The amount of total gains for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets held at September 30, 2014	$2,840,000

Realized and unrealized gains and losses included in earnings in the accompanying consolidated statements of income for the year ended September 30, 2014 are reported in the following revenue categories:

Total gains (losses) included in earnings in fiscal year 2014	$2,840,000

Change in unrealized gains (losses) relating to assets still held at September 30, 2014	$2,840,000

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comment and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer